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FEB 28 2011
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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.

11015165

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

CM

SEC FILE NUMBER
8- 68083

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2010 (MM/DD/YY) AND ENDING December 31,2010 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Ernst Capital Securities, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

3130 West 57th Street, Suite 101
(No. and Street)

Sioux Falls, SD 57108
(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT 605-271-7172

Todd Ernst, President ~~605.431.5507~~
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Goracke and Associates, PC
(Name – *if individual, state last, first, middle name*)

12110 Port Grace Boulevard Suite 200 La Vista, NE 68128
(Address) (City) (State) (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

JD 3/16

OATH OR AFFIRMATION

I, Todd Ernst, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Ernst Capital Securities, Inc., as of December 31, 2010, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

SHARON K. ANDERSON
NOTARY PUBLIC
SEAL
SOUTH DAKOTA
SEAL

Signature

President
Title

Notary Public 4/12/11

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☒ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

TABLE OF CONTENTS

GORACKE & ASSOCIATES, P.C.
Certified Public Accountants

INDEPENDENT AUDITOR'S REPORT

To the Board of Directors
Ernst Capital Securities, Inc.
Sioux Falls, South Dakota

We have audited the accompanying Statement of Financial Condition of Ernst Capital Securities, Inc., a South Dakota S Corporation, as of December 31, 2010, and the related statements of operations, changes in stockholder's equity, statement of changes in liabilities subordinated to claims of general creditors and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities and Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Ernst Capital Securities, Inc., as of December 31, 2010, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in the schedules on pages 8-11 is presented for the purposes of additional analysis and is not a part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities and Exchange Act of 1934 and the Securities Investor Protection Corporation.. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Goracke & Associates, P.C.

Omaha, Nebraska
February 7, 2011

Southport Professional Bldg • 12110 Port Grace Blvd. • Suite 200 • La Vista, NE 68128 • 402/330-1200 • FAX 402/330-9455

ERNST CAPITAL SECURITIES, INC.
Statement of Financial Condition
December 31, 2010

ASSETS

CURRENT ASSETS		
Cash	$	37,141
CRD - Escrow		358
Savings - Escrow		100
Total current assets		37,599
TOTAL ASSETS	$	37,599

LIABILITIES AND STOCKHOLDER'S EQUITY

CURRENT LIABILITIES		
Accounts payable	$	7,282
Accrued expenses		568
Total current liabilities		7,850
STOCKHOLDER'S EQUITY		
Common stock; $1 par value; 100,000 shares authorized and 1,000 shares issued and outstanding		1,000
Paid-in capital		58,950
Accumulated deficit		(30,201)
Total stockholder's equity		29,749
TOTAL LIABILITIES AND STOCKHOLDER'S EQUITY	$	37,599

See notes to financial statements.

ERNST CAPITAL SECURITIES, INC.
Statement of Operations
Year Ended December 31, 2010

Revenues	
Consulting	$ 38,500
Commission	65,500
Interest	24
Total Revenues	104,024
Expenses	
Marketing	1,188
Education	620
Licenses and permits	364
Office	1,844
Commission	62,000
Professional fees	43,450
Regulatory fees	2,911
Rent	3,006
Telephone	2,138
Meals and entertainment	154
Total Expenses	117,675
Net Loss	$ (13,651)

See notes to financial statements.

ERNST CAPITAL SECURITIES, INC.
Statement of Changes in Stockholder's Equity
Year Ended December 31, 2010

	Issued Shares	Common Stock	Paid-In Capital	(Accumulated Deficit)	Stockholder's Equity
December 31, 2009	1,000	$ 1,000	$ 44,950	$ (16,550)	$ 29,400
Contibuted capital	-	-	14,000	-	14,000
Net Loss	-	-	-	(13,651)	(13,651)
December 31, 2010	1,000	$ 1,000	$ 58,950	$ (30,201)	$ 29,749

See notes to financial statements.

ERNST CAPITAL SECURITIES, INC.
Statement of Changes in Liabilities
Subordinated to Claims of General Creditors
December 31, 2010

Subordinated Liabilities, December 31, 2009	$ -
Increases	-
Decreases	-
Subordinated Liabilities, December 31, 2010	$ -

See notes to financial statements.

ERNST CAPITAL GROUP I, INC.
Statement of Cash Flows
Year Ended December 31, 2010

CASH FLOWS FROM OPERATING ACTIVITIES	
Net loss	$ (13,651)
Adjustments to reconcile net loss to net cash used for operating activities:	
Increase in accounts payable	7,052
Decrease in sales tax payable	(405)
Decrease in accrued expenses	(2,582)
Net cash used for operating activites	$ (9,586)
CASH FLOWS FROM FINANCING ACTIVITIES	
Capital contributions by the stockholder	$ 14,000
NET INCREASE IN CASH AND CASH EQUIVALENTS	4,414
Cash and Cash Equivalents, Beginning of the Year	33,185
Cash and Cash Equivalents, End of the Year	$ 37,599
Supplemental Disclosure of Cash Flow Information:	
Cash paid for interest	$ -
Cash paid for taxes	$ -

See notes to financial statements.

ERNST CAPITAL SECURITIES, INC.
Notes to Financial Statements

Note A – Organization and Business

Ernst Capital Securities, Inc. is a South Dakota corporation that operates as a registered broker-dealer and acts as an agent in the sale of real estate interest for a limited liability company in which the Company's stockholder is a partner or manager. The Company did change its name from Ernst Capital Group I, Inc. to Ernst Capital Securities, Inc. during the year.

Note B – Summary of Significant Accounting Policies

This summary of significant accounting policies of Ernst Capital Securities, Inc. is presented to assist in understanding the Company's financial statements. The financial statements and notes are representations of the Company's management, who are responsible for their integrity and objectivity.

Basis of Accounting

The Company prepares its financial statements on the accrual basis using generally accepted accounting principles.

Revenue Recognition

The Company receives revenue (commissions) from selling real estate interests in limited liability companies. Under the contracts with the limited liability company being sold, commissions are due to the Company at closing of the offering or termination of the agreement. The company also receives revenue from due diligence or compliance and administration of the offering. This revenue is recognized under the contract with the limited liability company at the closing of the offering or termination of the agreement.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents

For purposes of the statement of cash flows, the Company considers all highly liquid debt instruments purchased with a maturity of three months or less to be cash equivalents. The Company had no cash equivalents at December 31, 2010.

Advertising

The Company expenses advertising production costs as they are incurred and advertising communication costs the first time the advertising takes place.

Income Taxes

The Company elected to be taxed under the provisions of subchapter S of the Internal Revenue Code. The income of the Company is passed through to the individual stockholder who reports it on their personal tax return. Therefore, there is no provision or liability for federal or state income taxes reflected in these financial statements.

The Company has adopted the provisions of FASB ASC 740-10, "Accounting for Uncertain Tax Positions". The Company continually evaluates expiring statutes of limitations, audits, proposed settlements, changes in tax law and new authoritative rulings. Management does not expect the interpretation will have a material impact (if any) on its results from operations or financial position.

Subsequent Events

Management has evaluated subsequent events through February 7, 2011 the date the financial statements were available to be issued. There were no events requiring disclosure.

Note C – Net Capital Requirements

The Company, as a registered broker-dealer, is subject to the Uniform Net Capital Rule (Rule 15c3-1) of the Securities Exchange Act of 1934. This rule requires the Company to maintain net capital of at least $5,000 or 6 and 2/3 percent of "aggregated indebtedness", whichever is greater. In addition the Company is not permitted to exceed a ratio of aggregate indebtedness to net capital of 15 to 1, both as defined in the Rule. At December 31, 2010, the Company had net capital of $29,291, which was $24,291 in excess of its requirement. The Company's ratio of aggregate indebtedness to net capital was 0.27 to 1, at December 31, 2010.

Note D – Related Party Transactions

The Company's only source of revenue is from the sale of interest in real estate held by limited liability companies (LLC) and from compliance and administrative work to the same LLCs. These real estate developments are managed and typically owned by family members of the stockholder.

The Company rents office space from Ernst Capital Group, LLC that is affiliated with the shareholder through common ownership. Total rent due to that entity was $3,000 during the year ended December 31, 2010. See Note G for future minimum rental commitments.

The company rents computer networking and telecommunication and receives clerical services from Ernst Capital Group, LLC that is affiliated with the shareholder through common ownership. The rental agreement and the clerical services agreement are for one year. Total rent due for networking and telecommunications equipment to that entity was $1,200 during the year ended December 31, 2010. The amount due for clerical services was $1,200 during the year ended December 31, 2010.

Note D – Related Party Transactions (cont.)

For the total of these transactions at December 31, 2010, the Company owed Ernst Capital Group, LLC $1,030.

Note E – Concentrations

100% of revenues were generated from DFT, LLC and West Briar Commons I, LLC for the year ended December 31, 2010.

Note F – Restricted Cash

The CRD – Escrow account contains restricted cash used to pay for new or renewal licensing fees to federal and state agencies. The Savings – Escrow account contains funds used to open an account to hold client funds. The company does own the account balance.

Note G – Commitments

The company leases its facility from a related party as discussed in Note D. The lease agreement is on a year-to-year basis. Future minimum rental commitments under this non-cancelable lease are as follows as of December 31, 2011:

For Year Ending December 31:	
2011	3,000

Note H – Paid-in-capital

During the year, the sole shareholder transferred $14,000 into the company. This amount is reflected in paid-in capital.

ERNST CAPITAL SECURITIES, INC.
Computation of Aggregate Indebtedness and Net Capital In Accordance with Rule 15c3-1 Under the Securities Exchange Act of 1934
December 31, 2010

Aggregate Indebtedness:		
Total Liabilities		$ 7,850
Total Aggregate Indebtedness		7,850
Net Capital:		
Credit items:		
Common stock	$ 1,000	
Additional paid-in capital	58,950	
Accumulated deficit	(30,201)	29,749
Deduct Nonallowable Assets:		458
Net Capital		$ 29,291
Capital Requirements:		
Minimum dollar requirements		$ 5,000
Net Capital exceeding requirements		24,291
Net Capital		$ 29,291
Percentage of Aggregate Indebtedness to Net Capital		26.80%

See notes to financial statements.

ERNST CAPITAL SECURITIES, INC.
Reconciliation of Net Capital and Aggregate Indebtedness per Audit Report to Client's FOCUS Report
December 31, 2010

Aggregate indebtedness per audit report	$	7,850
Adjusting entries for checks recorded	$	(2,743)
Aggregate indebtedness per FOCUS report		5,107
Difference	$	0
Net capital per audit	$	29,291
Adjusting entry for checks recorded		(719)
Net capital per FOCUS report		28,572
Difference	$	0

See notes to financial statements.

ERNST CAPITAL SECURITIES, INC.
Information Relating to Possession or Control Requirements
December 31, 2010

This firm claims exemptions to SEC Rule 15c3-3 pursuant to subparagraph B.(k)(2)(i).

ERNST CAPITAL SECURITIES, INC.
Computation of Reserve Requirement
December 31, 2010

This firm claims exemptions to SEC Rule 15c3-3 pursuant to subparagraph B.(k)(2)(i).

GORACKE & ASSOCIATES, P.C.
Certified Public Accountants

INDEPENDENT AUDITOR'S REPORT ON INTERNAL CONTROL

To the Board of Directors
Ernst Capital Securities, Inc.
Sioux Falls, South Dakota

In planning and performing our audit of the financial statements of Ernst Capital Securities, Inc. (the Company) as of and for the year ended December 31, 2010 in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by rule 17a-5(g) (1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications and comparisons and recordation of differences required by rule 17a-13.

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve T of the Board of Governors of the Federal Reserve System.

3. Obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by Rule 15c3-3.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those objectives of internal control and the practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded

Southport Professional Bldg • 12110 Port Grace Blvd. • Suite 200 • La Vista, NE 68128 • 402/330-1200 • FAX 402/330-9455

properly to permit the preparation of financial statements in accordance with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations of internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projections of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that effectiveness of their design and operation may deteriorate.

A *control deficiency* in internal control exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent, or detect and correct misstatements on a timely basis. A significant deficiency is a deficiency, or a combination of deficiencies, in internal control over financial reporting that is less severe than a material weakness, yet important enough to merit attention by those responsible for oversight of the company's financial reporting.

A *material weakness* is a deficiency, or a combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the entity's financial statements will not be prevented, or detected and corrected on a timely basis.

Our consideration of internal control was for the limited purpose described in the first paragraph and was not designed to identify all deficiencies in internal control that might be deficiencies, significant deficiencies, or material weaknesses. However we identified the following deficiencies in internal control that we consider to be material weaknesses as defined above. These conditions were considered in determining the nature, timing and extent of the procedures performed in our audit of the financial statements of Ernst Capital Securities, Inc. as of and for the year ended December 31, 2010, and this report does not affect our report thereon dated February 7, 2011. There is a lack of separation of duties considered important to a system of internal control. This lack of separation of duties is common in companies of this size.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations and the practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2010, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, and other regulatory agencies that rely on rule 17a-5(g) under the Securities and Exchange Act of 1934 in their regulation of registered brokers and dealers, and is intended to be and should not be used by anyone other than these specified parties.

Goracke & Associates, P.C.

Omaha, Nebraska
February 7, 2011

GORACKE & ASSOCIATES, P.C.
Certified Public Accountants

INDEPENDENT ACCOUNTANTS' REPORT ON APPLYING AGREED-UPON PROCEDURES RELATED TO AN ENTITY'S SIPC ASSESSMENT RECONCILIATION

To the Board of Directors
Ernst Capital Securities, Inc.
Sioux Falls, South Dakota

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments (Form SIPC-7) to the Securities Investor Protection Corporation (SIPC) for the period from January 1, 2010 to December 31, 2010, which were agreed to by Ernst Capital Securities, Inc. and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc. and SIPC, solely to assist you in evaluating Ernst Capital Securities, Inc.'s compliance with the applicable instructions of the Assessment Reconciliation (Form SIPC-7). Ernst Capital Securities, Inc.'s management is responsible for the Ernst Capital Securities, Inc.'s compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries, noting no differences;

2. Compared the Total Revenue amounts of the audited Form X-17A-5 for the year ended December 31, 2010, less revenues reported on the FOCUS reports for the period from January 1, 2010 to December 31, 2010, as applicable, with the amounts reported in Form SIPC-7 for the period from January 1, 2010 to December 31, 2010, noting no differences;

3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers, noting no differences;

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments, noting no differences; and

5. Compared the amount of any overpayment applied to the current assessment with the Form SIPC-7 on which it was originally computed, noting no differences.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion.

Southport Professional Bldg • 12110 Port Grace Blvd. • Suite 200 • La Vista, NE 68128 • 402/330-1200 • FAX 402/330-9455

Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Goracke & Associates, P.C.

Omaha, Nebraska
February 7, 2011